UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.*)

AUDIOCODES LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M15342104

(CUSIP Number)

March 15, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 15 Pages

Exhibit Index: Page 10

Schedule 13G

CUSIP No.: M15342104	Page 2 of 15 Pages

1		Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
SOROS FUND MANAGEMENT LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒
3		SEC Use Only
4		Citizenship or Place of Organization
DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
2,781,937
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,781,937
	8	Shared Dispositive Power
0
9		Aggregate Amount of Beneficially Owned by Each Reporting Person
2,781,937
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11		Percent of Class Represented By Amount in Row (9)
6.4%
12	Type of Reporting Person (See Instructions)
OO; IA

Schedule 13G

CUSIP No.: M15342104	Page 3 of 15 Pages

1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
GEORGE SOROS (in the capacity described herein)
2		Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization
UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
2,781,937
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,781,937
9		Aggregate Amount of Beneficially Owned by Each Reporting Person
2,781,937
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11		Percent of Class Represented By Amount in Row (9)
6.4%
12	Type of Reporting Person (See Instructions)
IA

Schedule 13G

CUSIP No.: M15342104	Page 4 of 15 Pages

1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
ROBERT SOROS (in the capacity described herein)
2		Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization
UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
2,781,937
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,781,937
9		Aggregate Amount of Beneficially Owned by Each Reporting Person
2,781,937
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11		Percent of Class Represented By Amount in Row (9)
6.4%
12	Type of Reporting Person (See Instructions)
IA

Schedule 13G

CUSIP No.: M15342104	Page 5 of 15 Pages

1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
JONATHAN SOROS (in the capacity described herein)
2		Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐
b. ☒
3	SEC Use Only
4	Citizenship or Place of Organization
UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
2,781,937
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,781,937
9		Aggregate Amount of Beneficially Owned by Each Reporting Person
2,781,937
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11		Percent of Class Represented By Amount in Row (9)
6.4%
12	Type of Reporting Person (See Instructions)
IA

Schedule 13G

CUSIP No.: M15342104	Page 6 of 15 Pages

Item 1(a)	Name of Issuer:

AudioCodes Ltd. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

1 Hayarden Street

Airport City Lod, 70151

ISRAEL

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Soros Fund Management LLC (“SFM LLC”);
(ii)	George Soros;
(iii)	Robert Soros; and
(iv)	Jonathan Soros.

This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Chief Investment Officer and Co-Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Co-Deputy Chairman of SFM LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of SFM LLC, George Soros, Robert Soros and Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

Item 2(c)	Citizenship:
(i)	SFM LLC is a Delaware limited liability company;
(ii)	George Soros is a United States citizen;
(iii)	Robert Soros is a United States citizen; and
(iv)	Jonathan Soros is a United States citizen.
Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share (the "Shares").

Item 2(e)	CUSIP Number:

M15342104

Schedule 13G

CUSIP No.: M15342104	Page 7 of 15 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of March 23, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of 2,781,937 Shares issuable upon conversion of 2.00% Senior Convertible Notes due 2024 beneficially owned by the Reporting Persons.

Item 4(b)	Percent of Class:

As of March 23, 2007, assuming full conversion of the 2.00% Senior Convertible Notes due 2024 beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.4% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which the person has:

SFM LLC

(i)	Sole power to vote or to direct the vote:	2,781,937
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	2,781,937
(iv)	Shared power to dispose or to direct the disposition of:	0

George Soros

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	2,781,937
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,781,937

Schedule 13G

CUSIP No.: M15342104	Page 8 of 15 Pages

Robert Soros

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	2,781,937
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,781,937

Jonathan Soros

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	2,781,937
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,781,937

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Schedule 13G

CUSIP No.: M15342104	Page 9 of 15 Pages

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Schedule 13G

CUSIP No.: M15342104	Page 10 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2007	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Assistant General Counsel

Date: March 26, 2007	GEORGE SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Date: March 26, 2007	ROBERT SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Date: March 26, 2007	JONATHAN SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Schedule 13G

CUSIP No.: M15342104	Page 11 of 15 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of March 26, 2007, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros.	12
B.	Power of Attorney, dated June 16, 2005, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros.	13
C.	Power of Attorney, dated as of January 8, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.	14
D.	Power of Attorney, dated as of January 5, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.	15

Schedule 13G

CUSIP No.: M15342104	Page 12 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares, par value NIS 0.01 per share, of AudioCodes Ltd., dated as of March 26, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 26, 2007	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Assistant General Counsel

Date: March 26, 2007	GEORGE SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Date: March 26, 2007	ROBERT SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Date: March 26, 2007	JONATHAN SOROS

	By:	/s/ Jodye M. Anzalotta
Jodye M. Anzalotta Attorney-in-Fact

Schedule 13G

CUSIP No.: M15342104	Page 13 of 15 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros

Schedule 13G

CUSIP No.: M15342104	Page 14 of 15 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Investment Officer and Co-Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of January, 2007.

ROBERT SOROS

/s/ Robert Soros

Schedule 13G

CUSIP No.: M15342104	Page 15 of 15 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Co-Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 5th day of January 2007.

JONATHAN SOROS

/s/ Jonathan Soros